                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                   SCHEDULE TO
                                  (Rule 13e-4)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 2)

                              --------------------

                                 Sequenom, Inc.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

                              --------------------

          Options to purchase Common Stock, par value $0.001 per share, with an exercise price equal to or greater than $10.00 per share
                         (Title of Class of Securities)

                              --------------------

                                   817337 10 8
         (CUSIP Number of Class of Securities (Underlying Common Stock))

                              --------------------

                               Stephen L. Zaniboni
                      Chief Financial Officer and Secretary
                                 Sequenom, Inc.
                             3595 John Hopkins Court
                           San Diego, California 92121
                                 (858) 202-9000

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                   Communications on Behalf of Filing Person)

                                    Copy to:

                              D. Bradley Peck, Esq.
                               Cooley Godward LLP
                               4401 Eastgate Mall
                        San Diego, California 92121-9109
                                 (858) 550-6000

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
           Transaction Valuation/(1)/                  Amount of Filing Fee/(2)/
                $12,006,732.40                                 $2,401.35
--------------------------------------------------------------------------------
(1) Calculated solely for purposes of determining the filing fee. This amount is calculated on the basis of $6.35, the average of the high and low sales prices of Sequenom's Common Stock on October 29, 2001, as reported on the Nasdaq National Market, and assumes that options to purchase 1,890,824 shares of Sequenom's Common Stock will be exchanged and/or cancelled pursuant to this offer.

(2) The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

           Amount Previously Paid: $2,401.35        Filing party: Sequenom, Inc.
            Form or Registration No.: 5-60383       Date filed: November 1, 2001

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

       [_]    third party tender offer subject to Rule 14d-1.
       [X]    issuer tender offer subject to Rule 13e-4.
       [_]    going-private transaction subject to Rule 13e-3.
       [_]    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

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Introductory Statement.

     This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule") filed with the Securities and Exchange Commission on November 1, 2001, relating to an offer by Sequenom, Inc., a Delaware corporation (the "Company"), to exchange certain options to purchase shares of the Company's common stock, par value $.001 per share (the "Common Stock"), on the terms and subject to the conditions set forth in the Offer to Exchange Outstanding Options to Purchase Common Stock dated November 1, 2001 (the "Offer to Exchange").

Item 4.  Terms of the Transaction.

     Item 4 of the Schedule is hereby amended and supplemented as follows:

     The Offer to Exchange expired at 12:00 midnight, Pacific Standard Time, on Friday, November 30, 2001. Pursuant to the Offer to Exchange, the Company accepted for exchange options to purchase an aggregate of 1,175,888 shares of Common Stock from 93 out of 271 eligible participants, representing approximately 62% of the shares subject to options that were eligible to be exchanged. Upon the terms and subject to the conditions set forth in the Offer to Exchange, the Company will issue replacement options to purchase an aggregate of up to 1,175,888 shares of Common Stock in exchange for the options surrendered pursuant to the Offer to Exchange.

                                       1

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Item 12.      Exhibits.

Item 12 of the Schedule is hereby amended and restated as follows:

(a) (1) (A)   Offer to Exchange Outstanding Options to Purchase Common Stock,
              dated November 1, 2001.*

(a) (1) (B)   Election Form.*

(a) (1) (C)   Notice of Withdrawal.*

(a) (1) (D)   Confirmation of Receipt of Election Form.*

(a) (1) (E)   Confirmation of Receipt of Notice of Withdrawal.*

(a) (1) (F)   Reminder of Expiration Date.*

(a) (1) (G)   Email dated November 1, 2001 from Stock Administration to holders of Eligible Option Grants.*

(a) (1) (H)   Email to be sent from Stock Administration to holders of Eligible
              Option Grants.*

(b)           Not applicable.

(d) (1) Sequenom, Inc. 1999 Stock Incentive Plan. Filed as an exhibit to the Company's Registration Statement on Form S-1 (Registration No. 333-91665), originally filed on January 31, 2000, and incorporated herein by reference.

(d) (2) Gemini Genomics, Company Share Option Plan. Filed as an exhibit to the Company's Registration Statement on Form S-8 Registration No. 333-69706), originally filed on September 20, 2001, and incorporated herein by reference.

(d) (3) Gemini Genomics, International Executive Share Option Plan. Filed as an exhibit to the Company's Registration Statement on Form S-8 (Registration No. 333-69706), originally filed on September 20, 2001, and incorporated herein reference.

(d) (4) Semini Genomics, Form of Individual Share Option Plans. Filed as an exhibit to the Company's Registration Statement on Form S-8 (Registration No. 333-69706), originally filed on September 20, 2001, and incorporated herein by reference.

(g)           Not applicable.

(h)           Not applicable.

* Previously filed.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 is true, complete and correct.

                                   SEQUENOM, INC.

                                   By: /s/ Stephen L. Zaniboni
                                       ----------------------------------------
                                       Stephen L. Zaniboni
                                       Chief Financial Officer and Secretary

Date: December 6, 2001

                                       3

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                                INDEX TO EXHIBITS

Exhibit
Number          Description

(a) (1) (A)     Offer to Exchange Outstanding Options to Purchase Common Stock,
                dated November 1, 2001.*

(a)  (1)  (B)   Election Form.*

(a)  (1)  (C)   Notice of Withdrawal.*

(a)  (1)  (D)   Confirmation of Receipt of Election Form.*

(a)  (1)  (E)   Confirmation of Receipt of Notice of Withdrawal.*

(a)  (1)  (F)   Reminder of Expiration Date.*

(a)  (1)  (G)   Email dated November 1, 2001 from Stock Administration to
                holders of Eligible Option Grants.*

(a)  (1)  (H)   Email to be sent from Stock Administration to holders of
                Eligible Option Grants.*

(b)             Not applicable.

(d)  (1)        Sequenom, Inc. 1999 Stock Incentive Plan.  Filed as an exhibit to the Company's Registration Statement on Form S-1
                (Registration No. 333-91665), originally filed on January 31,
                2000, and incorporated herein by reference.

(d)  (2)        Gemini Genomics, Company Share Option Plan. Filed as an
                exhibit to the Company's Registration Statement on Form S-8
                (Registration No. 333-69706), originally filed on September 20,
                2001, and incorporated herein by reference.

(d)  (3)        Gemini Genomics, International Executive Share Option Plan.
                Filed as an exhibit to the Company's Registration Statement on Form S-8 (Registration No. 333-69706), originally filed on
                September 20, 2001, and incorporated herein by reference.

(d)  (4)        Gemini Genomics, Form of Individual Share Option Plans. Filed
                as an exhibit to the Company's Registration Statement on Form
                S-8 (Registration No. 333-69706), originally filed on
                September 20, 2001, and incorporated herein by reference.

* Previously filed.